SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No    X

ON 3RD MARCH, 2005, KOOKMIN BANK FURNISHED PUBLIC NOTICE REGARDING THE CONVOCATION OF ITS GENERAL SHAREHOLDERS’ MEETING FOR THE FISCAL YEAR 2004. SUCH PUBLIC NOTICE WAS MADE THROUGH TWO KOREAN DAILY NEWSPAPERS PURSUANT TO THE KOREAN SECURITIES EXCHANGE LAW.

THE AGENDA FOR THE GENERAL SHAREHOLDERS’ MEETING WAS ALSO RELEASED THROUGH THE TWO KOREAN DAILY NEWSPAPERS, AND THE DETAILED CONTENTS OF SUCH AGENDA ARE ALSO CURRENTLY BEING DISTRIBUTED TO SHAREHOLDERS OF KOOKMIN BANK FOR THEIR REFERENCE AS THEY EXERCISE THEIR VOTING RIGHTS.

AGENDUM 1. APPROVAL OF NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2004: BALANCE SHEET; INCOME STATEMENT; AND STATEMENT OF RETAINED EARNINGS (DISPOSITION OF ACCUMULATED DEFICIT)	3

AGENDUM 2. APPOINTMENT OF DIRECTORS	4

AGENDUM 3. APPOINTMENT OF AN AUDIT COMMITTEE MEMBER CANDIDATE, WHO IS AN EXECUTIVE DIRECTOR (STANDING AUDIT COMMITTEE MEMBER)	6

AGENDUM 4. APPOINTMENT OF AUDIT COMMITTEE MEMBER CANDIDATES, WHO ARE NON-EXECUTIVE DIRECTORS	7

AGENDUM 5. APPROVAL OF PREVIOUSLY GRANTED STOCK OPTIONS	8

Agenda for General Shareholders’ Meeting for the

Fiscal Year 2004

AGENDUM 1. APPROVAL OF NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2004:BALANCE SHEET; INCOME STATEMENT; AND STATEMENT OF RETAINED EARNINGS (DISPOSITION OF ACCUMULATED DEFICIT)

Please find the following Exhibits attached to this document:

Exhibit Index

99.1	Non-consolidated Balance Sheets as of December 31, 2004 and 2003

99.2	Non-consolidated Income Statements for the Years Ended December 31, 2004 and 2003

99.3	Non-consolidated Statements of Retained Earnings (Disposition of Accumulated Deficit) for the Years Ended December 31, 2004 and 2003

AGENDUM 2. APPOINTMENT OF DIRECTORS

List of Nominees for Executive Director

Name (Date of Birth)	Current Position	Education	Career	Transactions with the Bank during the past 3 years
Chang, Hyungduk (Newly Appointed) (08/13/1950)	Auditor & Executive Director, Kookmin Bank	• Advanced Management Course at the Federation of Korean Industries, Seoul • B.A. in English Hankuk University of Foreign Studies, Seoul

•      Special Advisor, Shin & Kim

•      President & CEO, Kyobo Life

•      COO & Deputy President, Seoul Bank, Korea.

•      Small & Medium Corporate Banking Head, Citibank, Korea

•      EVP & Head of Operations of First Citicorp Leasing Inc., Korea,

None

Shin, Kap (Newly Appointed) (09/04/1955)	Senior Executive Vice President, Kookmin Bank	• Master of Business Administration, Northern Illinois Univ. • B.A. in Accounting, Northern Illinois Univ.	• CFO, Korea Exchange Bank Credit Service • CEO, Kapco Inc. (Management Consulting Firm) • CFO, Citibank, Seoul	None

List of Nominees for Non-Executive Director

Name (Date of Birth)	Current Position	Education	Career	Transactions with the Bank during the past 3 years
Takasugi, Nobuya (Newly Appointed) (09/03/1942)	Advisor, Fujixerox Korea	• Waseda University, Japan	• Chairman & CEO, Fujixerox Korea • Chairman, Seoul Japan Club	None

Namkoong, Hun (Newly Appointed) (06/26/1947)	Professor, Myongji Univ.	• M.A. in Public Admin., Univ. of Wisconsin at Madison • B.A. in Law, Seoul Nat’l Univ.	• Member of Monetary Policy Committee • President, Korea Depositary Insurance Corporation	None

Song, Doohwan (Newly Appointed) (05/29/1949)	Representative Partner, Law firm, Hankyul	• B.A. in Law, Seoul Nat’l Univ.	• Judge, Seoul Civil District Court • Executive Director of the Lawyers for Democratic Society	None

Name (Date of Birth)	Current Position	Education	Career	Transactions with the Bank during the past 3 years
Lee, Changkyu (Newly Appointed) (05/20/1951)	CEO, Joongang Ilbo, Sisa Media	• B.A. in Economics, Sogang Univ.	• Managing Director, Joongang Ilbo • Director, Joongang Ilbo Newsroom	None

Cho, Dam (Newly Appointed) (08/01/1952)	Professor, Chonnam Nat’l Univ,	• Ph.D, Korea Univ. • M.A. Korea Univ. • B.A. in Business Administration Korea Univ.	• Vice Chairman, Korea Finance Association • Advisory Professor, Samsung Fire & Marine Insurance • Professor, Hongik Univ.	None

Kim, Taehee (Newly Appointed) (02/29/1960)	CEO, C&S	• B.A. in Business, Kyungpook Nat’l Univ.	• Vice Chairperson, Korea Venture Business Association • CEO, Win-tek • President & CEO. Cablerex • Auditor, C&S	None

Chung, Dongsoo (Reappointed) (09/24/1453)	Chair-Professor Sangmyung Univ.	• B.A. in Business Admin. Seoul National University • M.A. in Public Admin.,Univ. of Wisconsin at Madison	• Deputy Minister, Ministry of Environment • Deputy Minister, Planning & Management Office, Ministry of Planning & Budget	None
Cha, Sukyong (Reappointed) (06/09/1953)	President&CEO, LG Household & Health Care	• B.A. School of Management, State University of New York • M.B.A., Johnson Graduate School of Management, Cornell University • Attended School of Law, Indiana University	• President & CEO, Haitai Confectionery & Foods Co., Ltd • President & CEO, Procter & Gamble Korea • President & CEO, Ssangyong Paper Company. • CFO, P&G Asia Headquarters, Hong Kong	None

Kim, Kihong (Reappointed) (01/10/1957)	Professor of Business Administration, Chungbuk National University	• B.A in Business & Economics, Barat College • M.B.A., University of Missouri • Ph.D in Business Administration, University of Georgia	• Research Director, Korea Insurance Academic Society • Deputy Governor,, Financial Supervisory Service	KRW 18 million in Housing Loans

Cheon, Youngsoon (Reappointed) (02/01/1961)	Professor of Business Administration, Chung-ang University	• B.A. in Business Admin., Chung-ang Univ. • M.A. & Ph.D in Accountancy Univ. of Georgia	• Assistant Professor, Kyunghee Univ. • Research Fellow, Korea Institute of Fiscal Policy • Assistant Professor, Baruch college, City Univ. of New York	None

AGENDUM 3. APPOINTMENT OF AN AUDIT COMMITTEE MEMBER CANDIDATE, WHO IS AN EXECUTIVE DIRECTOR (STANDING AUDIT COMMITTEE MEMBER)

Name (Date of Birth)	Current Position	Education	Career	Transactions with the Bank during the past 3 years
Chang, Hyungduk (Newly Appointed) (08/13/1950)	Auditor & Executive Director, Kookmin Bank	• Advanced Management Course at the Federation of Korean Industrial, Seoul • B.A. in English Hankuk University of Foreign Studies, Seoul

•      Special Advisor, Shin & Kim

•      President & CEO, Kyobo Life

•      COO & Deputy President, Seoul Bank, Korea.

•      Small & Medium Corporate Banking Head, Citibank, Korea

•      EVP & Head of Operation of First Citicorp Leasing Inc., Korea,

•      Branch Banking Director and Assets Business Head, Citibank, Korea

None

AGENDUM 4. APPOINTMENT OF AUDIT COMMITTEE MEMBER CANDIDATES, WHO ARE NON-EXECUTIVE DIRECTORS

Name (Date of Birth)	Current Position	Education	Career	Transactions with the Bank during the past 3 years
Namkoong, Hun (06/26/1947)	Professor, Myongji Univ.	• M.A. in Public Admin., Univ. of Wisconsin at Madison • B.A. in Law, Seoul Nat’l Univ.	• Member of Monetary Policy Committee • President, Korea Depositary Insurance Corporation	None

Cha, Sukyong (06/09/1953)	President&CEO, LG Household & Health Care	• B.A. School of Management, State University of New York • M.B.A., Johnson Graduate School of Management, Cornell University • Attended School of Law, Indiana University	• President & CEO, Haitai Confectionery & Foods Co., Ltd • President & CEO, Procter & Gamble Korea • President & CEO, Ssangyong Paper Company. • CFO, P&G Asia Headquarters, Hong Kong	None

Kim, Kihong (01/10/1957)	Professor of Business Administration, Chungbuk National University	• B.A in Business & Economics, Barat College • M.B.A., University of Missouri • Ph.D in Business Administration, University of Georgia	• Research Director, Korea Insurance Academic Society • Deputy Governor,, Financial Supervisory Service	KRW 18 million Of Housing Loan

Cheon, Youngsoon (02/01/1961)	Professor of Business Administration, Chung-ang University	• B.A. in Business Admin., Chung-ang Univ. • M.A. & Ph.D in Accountancy Univ. of Georgia	• Assistant Professor, Kyunghee Univ. • Research Fellow, Korea Institute of Fiscal Policy • Assistant Professor, Baruch college, City Univ. of New York	None

AGENDUM 5. APPROVAL OF PREVIOUSLY GRANTED STOCK OPTIONS

On October 29, 2004, the board of directors of Kookmin Bank approved and ratified the granting of stock options to Mr. Chung Won Kang, who was nominated as the President & CEO of Kookmin Bank by the board of directors, which nomination was approved at an extraordinary shareholders’ meeting held on October 29, 2004.

Pursuant to Article 13 of the Articles of Incorporation, a board of directors resolution granting stock options is subject to approval and ratification at the first shareholders’ meeting held after the grant date.

The purpose of this grant of stock options is to motivate the grantee to achieve certain business targets and achieve responsible management, as the number of options that will be exercisable will be performance-based. The class of stock to be granted is Kookmin Bank’s registered common shares.

1. Grant Date: November 1, 2004

2. Number of Stock Options: 700,000 shares

•	500,000 stock options: Linked to ROE of 25% and BIS Ratio of 12%[1]

Of the options granted, with respect to options to purchase 500,000 shares, the grantee’s performance will be evaluated against business targets of a ROE of 25% and a BIS Capital Adequacy Ratio of 12%, weighted 60% and 40% respectively. More specifically, the number of options that will be exercisable will correspond to achievement of specific ROE (for the twelve months ended to the third quarter of 2007) and BIS Capital Adequacy Ratio (as of the end of the third quarter of 2007) targets. If both the ROE and BIS Ratio fall below 10%, the stock options granted shall not be exercisable. In the event of the grantee’s early retirement, the ROE and BIS Ratio at the end of the quarter immediately preceding such early retirement shall be applied, for purposes of determining the number of options that will be exercisable.

[1]	Applying Financial Supervisory Service Standard

Exercisable number of options corresponding to ROE

(Unit :%)

ROE(%)	Less than 10	10 or more but less than 13	13 or more but less than 16	16 or more but less than 19	19 or more but less than 22	22 or more but less than 25	25 or more
Percentage of options that are exercisable	Not exercisable	50%	60%	70%	80%	90%	100%

Exercisable number of options corresponding to BIS Ratio

(Unit:%)

BIS Ratio (%)	Less than 10.0	10.0 or more but less than 10.5	10.5 or more but less than 11.0	11.0 or more but less than 11.5	11.5 or more but less than 12.0	12.0 or more
Percentage of options that are exercisable	Not exercisable	60%	70%	80%	90%	100%

•	200,000 stock options: Linked to TRS (Total Return to Shareholders)

Of the options granted, with respect to options to purchase 200,000 shares, the number of options exercisable will be indexed to TRS. If TRS is 60% or more (rounded down to nearest whole integer) of the rate of increase in the KOSPI banking industry index, the entire number of granted options is exercisable. In the event that TRS is less than 60%, all granted stock options shall be cancelled.

Formula 1

TRS = {closing price as of the beginning date of exercise period + dividend per shares (from the grant date to the beginning date of exercise period2)} – closing price as of the date of grant} / closing price as of the date of grant × 100

Formula 2

Rate of increase in the KOSPI banking industry index = (KOSPI banking industry index as of the beginning date of the exercise period2 – KOSPI banking industry index as of the date of grant) / KOSPI banking industry index as of the date of grant x 100

2.	In the event the grantee resigns prior to the end of his originally designated term, the cut-off date for the TRS and the rate of increase in the KOSPI banking industry index shall be such early resignation date.

Exercisable number of options corresponding to TRS

(Unit :%)

TRS	Rate of increase in the KOSPI banking industry index
	Less than 60%	60% or more but less than 70%		70% or more but less than 80%	80% or more but less than 90%	90% or more but less than 100%	100% or more
Percentage of options that are exercisable	Not exercisable		60%	70%	80%	90%	100%

3. Exercise Price

Formula

Exercise price = 37,600 Won x (1 + rate of increase for the KOSPI banking industry index x 0.4)

Rate of increase for the KOSPI banking industry index = (KOSPI banking industry index as of the beginning date of the exercise period 3 – KOSPI banking industry index as of the date of grant) / KOSPI banking industry index as of the date of grant.

Any negative rate of increase in the KOSPI banking industry index is not reflected in the calculation, and therefore, the exercise price will be 37,600 Won. Amounts of less than 100 Won shall be rounded up in the calculated price.

4. Method of Exercise

Kookmin Bank may choose one of the following methods of compensation in respect of any exercise of stock options: 1) granting newly issued shares; 2) granting treasury shares; or 3) granting cash or treasury shares for the difference between the exercise price and the market price in the event that the exercise price is lower than the market price.

5. Exercise Period: From November 2, 2007 to November 1, 2012

6. Adjustment to Exercise Price and Number of Options

In the event of any issue of new shares, stock dividend, transfer of reserves to capital, stock split, reverse of split, or merger, which require adjustments of the price or the numbers of stock after the option grant date, adjustment shall be made as needed in accordance with the resolutions reached by the board of directors.

3.	KOSPI banking industry index as of the date of resignation will be applied in the event the grantee resigns during the course of three years.

7. Adjustment Following the Early Retirement

If the grantee resigns or ceases employment with the Bank within three years from the grant date, and requisite conditions for the exercise of options have been met, the grantee will be entitled to exercise his exercisable number of options, provided such number shall be adjusted according to the following formula. Fractions of a share will be rounded down.

Formula

Exercisable number of shares= Number of shares adjusted according to performance evaluation scoring x Number of Calendar Days at Work / 3 Years

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 3, 2005	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Senior Executive Vice President &
Chief Financial Officer

Exhibit 99.1

Kookmin Bank

Non- Consolidated Balance Sheets

December 31, 2004 and 2003

(in millions of Won)	2004		2003
Assets
Cash and due from banks	(Won)	5,177,758	(Won)	6,526,345
Securities, net		27,598,737		26,908,462
Loans, net		136,034,323		141,138,972
Fixed assets, net		2,633,218		3,019,556
Other assets		8,283,148		6,508,855

Total assets	(Won)	179,727,184	(Won)	184,102,190

Liabilities and Shareholders’ Equity
Deposits		127,010,534		132,180,272
Borrowings		9,634,296		10,902,800
Debentures		21,867,820		19,192,581
Other liabilities		12,109,893		13,589,031

Total liabilities	(Won)	170,622,543	(Won)	175,864,684

Commitments and contingencies

Common stock (5,000 Won par value per share, authorized 1 billion shares and 336,379,116 shares outstanding in 2004)		1,681,896		1,681,896
Capital surplus		6,230,738		6,230,738
Retained earnings		2,041,691		1,485,111
Capital adjustments		(849,684)		(1,160,239)

Total shareholders’ equity		9,104,641		8,237,506

Total liabilities and shareholders’ equity	(Won)	179,727,184	(Won)	184,102,190

1

Exhibit 99.2

Kookmin Bank

Non- Consolidated Income Statements

Years ended December 31, 2004 and 2003

(in millions of Won except per share amounts)	2004		2003
Interest income
Interest on due from banks	(Won)	9,995	(Won)	10,433
Interest on trading securities		151,349		116,142

Interest on available-for-sale securities		534,410		754,605
Interest on held-to-maturity securities		360,188		626,552
Interest on loans		10,279,924		10,018,895
Other interest income		104,967		98,923

		11,440,833		11,625,550

Interest expenses
Interest on deposits		3,909,204		4,280,290
Interest on borrowings		326,586		410,746
Interest on debentures		1,116,110		1,143,228
Other interest expenses		59,202		68,570

		5,411,102		5,902,834

Net interest income		6,029,731		5,722,716
Provision for loan losses		3,068,248		1,431,181

Net interest income after provision for loan losses		2,961,483		4,291,535

Non-interest income
Fees & commission income		2,186,741		1,636,171
Dividends on trading securities		3,289		1,633
Dividends on available-for-sale securities		13,452		5,580
Gain on foreign currency transactions		257,039		287,501
Gain on derivatives transactions		4,057,392		1,131,711
Others		2,921,114		882,459

		9,439,027		3,945,055

Non-interest expenses
Fees and commission expenses		452,174		270,405
General and administrative expenses		2,758,514		2,704,148
Loss on foreign currency transactions		305,448		200,109
Loss on derivatives transactions		3,990,483		1,053,990
Others		2,804,723		1,522,037

		10,311,342		5,750,689

Operating income		2,089,168		2,485,901
Non-operating expenses, net		(1,190,570)		(3,872,661)

Net (loss) income before income tax expense		898,598		(1,386,760)

Income tax (benefit) expense		343,348		(456,404)

Net (loss) income	(Won)	555,250	(Won)	(930,356)

Basic (loss) earnings per share (In Korean Won)	(Won)	1,812	(Won)	(2,854)

Diluted (loss) earnings per share (In Korean Won)	(Won)	1,811	(Won)	(2,854)

2

Exhibit 99.3

Kookmin Bank

Non- Consolidated Statements of Appropriations of Retained Earnings

(Dispositions of Accumulated Deficit)

Years ended December 31, 2004 and 2003

(Date of Appropriation: March 18, 2005 for the year ended December 31, 2004)

(Date of Disposition: March 23, 2004 for the year ended December 31, 2003)

(in millions of Won)	2004		2003
Retained earnings (accumulated deficit) before appropriations (dispositions)
Unappropriated retained earnings carried over from prior year	(Won)	(176,963)	(Won)	410
Adjustment on investment in associates		1,614		(1,917)
Net income (loss)		555,250		(930,356)

		379,901		(931,863)

Transfers from voluntary reserve
Discretionary appropriated retained earnings		220,100		754,900
Appropriated retained earnings for business stabilization		40,760		—

		260,860		754,900

Appropriations
Legal appropriated retained earnings		55,600		—
Appropriated retained earnings for financial structure improvement		55,600		—
Reserve for losses on sale of treasury stock		359,525		—
Other reserves		1,438		—
Cash dividends (11.0% for common stock in 2004)		168,574		—

		640,737		—

Unappropriated retained earnings carried over to the subsequent year	(Won)	24	(Won)	(176,963)

3